

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2012

<u>Via Email</u>
Kimberly A. Dang
Chief Financial Officer
El Paso Pipeline Partners, L.P.
500 Dallas Street, Suite 1000
Houston, Texas 77002

       Re: El Paso Pipeline Partners, L.P.
              Form 10-K for the year ended December 31, 2011
              Filed February 27, 2012
              File No. 001-33825
              Colorado Interstate Gas Company, L.L.C.
              Form 10-K for the year ended December 31, 2011
              Filed February 27, 2012
              File No. 001-04874

Dear Ms. Dang:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jennifer Thompson

                        Jennifer Thompson
                        Accounting Branch Chief